Exhibit 4.2

UNION
BANK OF
CALIFORNIA	ENERGY CAPITAL SERVICES

June 8, 2004

Edge Petroleum Corporation

Edge Petroleum Exploration Company

Edge Petroleum Operating Company, Inc.

Miller Oil Company

Miller Exploration Company

1301 Travis, Suite 2000

Houston, Texas 77002

Attention: Mr. Mike Long

Gentlemen:

Reference is hereby made to that certain Third Amended and Restated Credit Agreement in the amount of up to $100.0 million by and among Edge Petroleum Corporation, Edge Petroleum Exploration Company, Edge Petroleum Operating Company, Inc., Miller Oil Company and Miller Exploration Company as Borrowers and Union Bank of California, N.A. and BNP Paribas as Lenders dated as of December 31, 2003 (the “Credit Agreement”).  All capitalized terms herein shall have the meaning assigned to such terms in the Credit Agreement unless otherwise defined herein.

The purpose of this letter is to inform you that the Agent and Required Lenders have redetermined the Borrowing Base pursuant to Section 2.10 of the Credit Agreement.  Effective immediately upon your execution of a counterpart of this letter and the return thereof to the Agent as well as upon payment of all fees due, the Borrowing Base shall be in the amount of $45.0 million and shall be effective until the next redetermination thereof pursuant to Section 2.10 of the Credit Agreement.

All other terms and conditions contained in the Credit Agreement remain unchanged and in full force and effect.

If you are in agreement with the forgoing please evidence your agreement by executing this letter in the space provided and returning one fully-executed counterpart to the undersigned.

Sincerely,

/s/ Damien G. Meiburger
Damien G. Meiburger
Senior Vice President

ACCEPTED and AGREED

This 8 day of June, 2004

/s/ Michael G. Long
Authorized Officer on behalf of Borrowers

4200 LINCOLN PLAZA, 500 NORTH AKARD, DALLAS, TEXAS 75201